SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-31048

(Check one):
( ) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  (X ) Form 10-QSB  ( ) Form N-SAR

For Period Ended: September 30, 2002

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-K
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                      PART I

                               Registrant Information

                           CAVALCADE OF SPORTS MEDIA, INC.
                                Full name of registrant



                               Former name if applicable


                                        000-31048
                                  Commission File Number

                                      12268 Via Latina
           Address of principal executive office (Street and Number)

                              Del Mar, California 92914
                               City, State and Zip Code

                                     PART II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

                                    PART III

                                    Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-
F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has just recently changed its internal accountant, and the new accountant needed time to familiarize himself with the prior records, accounting principles adopted, etc. as well as prepare the financial statements for the third quarter. Under the circumstances, the internally prepared financial statements could not be completed in sufficient time to permit the Company's auditor to informally review them for consistency with the previously audited financial statements within the required time.

                                     PART IV

                               Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Edward Litwak,
President.
(858) 481-2207

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                Yes    X       No ___

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                Yes             No X

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


CAVALCADE OF SPORTS MEDIA, INC.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 11, 2002




                                         Edward E. Litwak
                                         President/Chief Executive Officer